International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP
United Kingdom
Mr William Choi, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America
8 May 2007
International Power plc — Form 20-F for the Year Ended 31 December 2005
Filed 30 June 2006
File No. 1-13644
Dear Mr Choi
In response to your letter dated 23 April 2007, we have set out below our response to your comments. We have discussed the contents of both your comment letter and our response with our legal advisers, Clifford Chance LLP, and our auditors, KPMG Audit Plc.
I confirm that in future filings of Form 20-F, we will present only a single column income statement and one measure of basic and diluted earnings per share in the financial statements. We will not present basic and diluted earnings per share excluding exceptional items in selected financial data, the operating and financial review and anywhere else basic and diluted earnings per share are presented in the Form 20-F. These future filings are subject to the approval of the Audit Committee.
In the F pages (notably note 8), in accordance with IAS 1 paragraph 86, we will continue to disclose separately items of income or expense which are material. The directors will continue to describe these items collectively as ‘exceptional’, and will continue to refer to such items within the operating and financial review in the context of explaining variances in the post exceptional result between years.
For your information, we intend to retain our historical approach to our IFRS reporting in our UK filings of our Annual Report and Accounts. As a result, the format of the income statement, as set out in the Form 20-F, with regard to the presentation of exceptional items, will differ to the format of the income statement as set out in UK Annual Report and Accounts.

I trust that this response now finalises the comments raised by you in respect of our 2005 Form 20-F.
Yours sincerely
/s/ MD Williamson

MD Williamson
Chief Financial Officer